EXHIBIT E


             COMPUTER ASSOCIATES INTERNATIONAL, INC.

          NON-EMPLOYEE DIRECTOR STOCK OPTION AGREEMENT


     Under the terms and conditions of the 1993 Stock Option Plan for Non-Employee Directors (the "Plan") of Computer Associates International, Inc. (the "Company"), the terms of which are incorporated in this Agreement by reference, the Company grants to ________________ (the "Optionee") the option to purchase _______ shares of the Company's Common Stock, par value $.10 per share, at the price of $______ per share, subject to adjustment as provided in the Plan.

     This option shall be for a term commencing on this date and ending May 11, 2003, unless this Option is terminated sooner by reason of your ceasing to be a Director, as provided in Section 4 in the Plan.

     Upon the expiration of twelve (12) months from the date hereof, this option shall be exercisable by the Optionee at any time during the term hereof.

     This option is a non-statutory stock option and is not governed by
Section 422 of the Internal Revenue Code of 1986, as amended.

     Granted the ______ day of _______, 19___.

                              COMPUTER ASSOCIATES
                              INTERNATIONAL, INC.



                              By________________________________________
                                   ________________, Member, Compensation
                                   Committee of the Board of Directors


CONFIRMED:



Peter Schwartz
- ---------------------------------------
Peter Schwartz, Senior Vice President-Finance and Chief Financial Officer